Exhibit 99.1

This share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

January 25, 2012

To whom it may concern:

Company Name:	Kirayaka Bank, Ltd.

Code No.:	8520, 2nd Section of Tokyo Stock Exchange

Representative:	Manabu Awano, President

Contact:	Koji Kawagoe General Manager, Corporate Planning Div.
Tel.:	023-631-0001

Company Name:	The Sendai Bank, Ltd.

Representative:	Seiichi Mitsui, President

Contact:	Takayuki Haga General Manager, Policy Planning Dept.
Tel.:	022-225-8258

Notice Regarding Business Integration of

The Sendai Bank, Ltd. and Kirayaka Bank, Ltd.

It was previously announced as of April 11, 2011 that The Sendai Bank, Ltd. (President: Seiichi Mitsui) (“Sendai Bank”) and Kirayaka Bank, Ltd. (President: Manabu Awano) (“Kirayaka Bank”) decided to postpone the proposed business integration of the two banks (the “Business Integration”) until the earliest possible time in the fiscal year ending March 31, 2013. It is hereby announced further that the two banks have decided, at their respective Board of Directors’ meeting held earlier today, to proceed with the negotiations concerning the proposed Business Integration of the two banks with the scheduled date of the establishment of a joint holding company on October 1, 2012 (Monday) as detailed in 1. below, subject to the approval of their respective General Meetings of Shareholders as well as the authorization of the supervisory authority.

1.           Scheduled Date of the Establishment of a Joint Holding Company after the Postponement

In response to the Great East Japan Earthquake that occurred on March 11, 2011 (the “Great Earthquake”), Sendai Bank and Kirayaka Bank decided as of April 11, 2011 to postpone the timing of the proposed Business Integration until the earliest possible time in the fiscal year ending March 31, 2013, in order to focus their efforts and place the highest priority on providing all possible support to the local communities and economies toward the reconstruction of the earthquake-affected areas of the Tohoku Region. Since then, the two banks resumed the meeting of the Business Integration Committee on May 18, 2011 and have made various preparations for the Business Integration in addition to coordinating the support provided toward the reconstruction of the earthquake-affected areas.

Meanwhile, Sendai Bank completed the issuance of Class I Preferred Shares on September 30, 2011 to strengthen its capital based on the Act on Special Measures for Strengthening Financial Functions with a view to building a robust financial basis that enables the bank to make full-fledged efforts to support the reconstruction of the earthquake-affected areas.

As outlined above, the two banks have focused their efforts and placed the highest priority on providing support to the local communities and economies toward the reconstruction of the earthquake-affected areas and strengthening their own financial basis by temporarily postponing the proposed Business Integration as part of efforts to fulfill their responsibility as regional banks deeply rooted in the local communities of the earthquake-affected areas. After ten months have passed since the Great Earthquake, the two banks have reached a conclusion that they will proceed with the negotiation toward the proposed Business Integration based on the judgment that it is important for them to complete the Business Integration as early as possible in order to further strengthen the reconstruction support capability by combining total resources of the new financial group.

2.           Schedule (Planned)

January 25, 2012 (today)	Determination of the integration date after the postponement

April 2012 (planned)	Entry into the Final Agreement on Business Integration, including Stock Transfer Plan

June 2012 (planned)	Annual ordinary shareholders’ meetings of the two banks to approve the Stock Transfer Plan

October 2012 (planned)	Establishment of the Holding Company

(Please direct inquiries to :)

Kirayaka Bank. Ltd.:	Tohsyun Sugiyama

Corporate Planning Division

Tel. 023-628-3748

The Sendai Bank, Ltd.:	Tsuyoshi Ogata

Policy Planning Department

Tel. 022-225-8258